Exhibit 99.1

Claude Resources Inc. Shares Begin Trading on the OTCQB Under the Symbol "CLGRS"

Trading Symbol
TSX - CRJ
OTCQB - CLGRS

SASKATOON, Nov. 1, 2013 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") (TSX: CRJ; OTCQB: CLGRS) announces that as of November 1, 2013, its common stock will begin trading on the OTC Markets Groups' OTCQB Marketplace ("OTCQB") under the symbol "CLGRS".

The listing on the OTCQB follows the Company's announcement on October 9, 2013 ("Claude Resources Inc. Announces to Voluntarily Delist Common Shares from the NYSE MKT") and the subsequent delisting as of market open today, November 1, 2013, of Claude common shares on the NYSE MKT. This transition had no effect on current ownership and U.S. shareholders are now provided with the opportunity to trade Claude shares on the Toronto Stock Exchange ("TSX") and the OTCQB.

The Company continues to be listed on the TSX under the symbol "CRJ". Investors can take comfort that the Company will comply with, and continue to be subject to, the federal laws of Canada, the jurisdiction in which Company is incorporated, as well as Canadian securities laws and corporate governance rules applicable to Canadian publicly listed companies, including the rules of the TSX. The Company will also continue to communicate and market to the best of its ability in the United States going forward.

For further information regarding OTCQB, please visit www.otcmarkets.com.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRS). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Project, located in northern Saskatchewan. Since 1991, Claude has produced over 1,000,000 ounces of gold from the Seabee Gold Project. Claude also owns 100 percent of the Madsen property near Red Lake, Ontario and 100 percent of the Amisk Gold Property in northeastern Saskatchewan.

SOURCE: Claude Resources Inc.

%CIK: 0001173924

For further information:

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 09:54e 01-NOV-13